Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of computing the following ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes, discontinued operations and fixed charges. Fixed charges represent interest expense, net of capitalized interest, and such portion of rental expense that represents an appropriate interest factor.

						Three Months Ended
	Year Ended December 31,					March 31,
	2010 (a)	2009 (b)	2008 (c)	2007 (d)	2006	2011 (e)
	(Dollars in thousands, except ratio amounts)
Earnings:
Net (loss) income attributable to American Reprographics Company before income taxes	$(41,688)	$(11,867)	$57,954	$111,340	$83,376	$(7,292)
Fixed charges	31,440	30,769	29,740	32,987	26,912	9,047

Earnings, as defined	$(10,248)	$18,902	$87,694	$144,328	$110,289	$1,755

Fixed Charges:
Interest expense, net	$24,091	$25,781	$25,890	$24,373	$23,192	$8,167
Amortized discounts	44	—	—	—	—	132
Capitalized expenses related to debt	4,913	2,092	726	5,687	544	164
Interest portion of rent expense	2,392	2,896	3,124	2,927	3,176	584

Fixed Charges, as defined	$31,440	$30,769	$29,740	$32,987	$26,912	$9,047

Ratio of Earnings to Fixed Charges	—	—	2.9	4.4	4.1	—

(a)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2010. Earnings available for fixed charges for the year ended December 31, 2010, were inadequate to cover total fixed charges. The deficient amount for the ratio was $41,688. Net loss attributable to American Reprographics Company, before income taxes for the year ended December 31, 2010 includes $38,263 of non-cash goodwill impairment charges and $2,509 of non-cash loss on early extinguishment of debt.

(b)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2009. Earnings available for fixed charges for the year ended December 31, 2009, were inadequate to cover total fixed charges. The deficient amount for the ratio was $11,867. Net loss income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2009 includes $38,163 of non-cash goodwill and long-lived asset impairment charges.

(c)	Net income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2008 includes $35,154 of non-cash goodwill impairment charges.

(d)	Net income attributable to American Reprographics Company, before income taxes for the year ended December 31, 2007 includes $1,327 non-cash loss on early extinguishment of debt.

(e)	The ratio calculation indicates a less than one-to-one coverage for the quarter ended March 31, 2011. Earnings available for fixed charges for the quarter ended March 31, 2011, were inadequate to cover total fixed charges. The deficient amount for the ratio was $7,292.